

July 23, 2013

Via E-mail
Andrew Keating
Group Chief Financial Officer
The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland

> **Re:** **The Governor and Company of the Bank of Ireland**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 27, 2013**
> **File No. 001-14452**

Dear Mr. Keating:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Supplementary Asset Quality Disclosures, page 367

1. We note your forbearance disclosures related to your Retail Ireland mortgages, Retail UK mortgages, and remaining loans and advances (excluding residential mortgages) disclosed on pages 376, 390, and 392, respectively. We also note disclosure of your forbearance strategies on pages 85-86. Noting the increase to your Retail Ireland mortgage forbearances during the current year and the lack of comparable period forbearances for both your Retail UK mortgages and remaining loans and advances, please revise your future filings to include the following to supplement your current disclosures:

- Provide a roll forward of the forbearance activity during each period presented. We note that your current disclosure only includes the current stock position of forbearance treatments as of each balance sheet date. For example, we note your disclosure on page 378 of a roll forward of forbearance accounts but believe that corresponding loan balances would be meaningful disclosure.
- Disclose the related impairment allowances and provisions recorded for your forbearance agreements for each period presented.
- Disclose the interest income recognized on your forbearance agreements.
- Provide an enhanced discussion of the reason(s) for movements in asset quality and corresponding provisioning as it relates to these forbearance agreements.

Please also provide us with your proposed disclosures.

2. As a related matter, please revise your future filings to provide the tabular presentations currently presented on pages 376 and 390 for your Retail Ireland and Retail UK mortgage forbearances, respectively, also for your remaining loans and advance (excluding residential mortgages) forbearances. Given that your remaining loans and advances (excluding residential mortgages) forbearances total €8.5 billion as of December 31, 2012, we believe that these disclosures would be meaningful to an investor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3484 with any other questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Senior Staff Accountant